UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 000-24385

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

SCHOOL SPECIALTY, INC.

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCHOOL SPECIALTY, INC.

W6316 Design Drive

Greenville, WI 54942

SCHOOL SPECIALTY, INC.

401(K) PLAN

Financial Statements for the Years Ended December 31, 2004 and 2003, Supplemental Schedule for the Year Ended December 31, 2004, and Report of Independent Registered Public Accounting Firm

SCHOOL SPECIALTY, INC.

401(K) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the

School Specialty, Inc. 401(k) Plan

Greenville, WI

We have audited the accompanying statements of net assets available for benefits of School Specialty, Inc. 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin

June 27, 2005

SCHOOL SPECIALTY, INC.

401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments, at fair market value:
Pooled separate accounts	$38,091,119	$30,926,065
Guaranteed account	13,491,758	12,200,284
School Specialty, Inc. common stock	1,054,555	761,112
Participant loans	857,196	696,708

Total investments	53,494,628	44,584,169

Receivables:
Employer contribution	2,257,029	1,732,127
Participants’ contributions	—	173,628

Total receivables	2,257,029	1,905,755

Total assets	55,751,657	46,489,924

LIABILITIES:
Refunds payable	210,940	209,512

NET ASSETS AVAILABLE FOR BENEFITS	$55,540,717	$46,280,412

See notes to financial statements.

SCHOOL SPECIALTY, INC.

401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CONTRIBUTIONS:
Participants’	$6,480,344	$5,589,544
Employer	2,259,133	1,732,127
Rollovers	643,550	535,199

Total contributions	9,383,027	7,856,870

INVESTMENT INCOME:
Interest and dividends	400,058	400,471
Net appreciation in fair value of investments	3,916,749	6,475,514

Net investment income	4,316,807	6,875,985

DEDUCTIONS:
Benefits paid to participants	4,776,541	2,930,124
Administrative expenses	30,868	38,223

Total deductions	4,807,409	2,968,347

TRANSFERS DUE TO PLAN MERGERS	367,880	1,934,247

NET INCREASE	9,260,305	13,698,755

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	46,280,412	32,581,657

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$55,540,717	$46,280,412

See notes to financial statements.

SCHOOL SPECIALTY, INC.

401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF PLAN

The School Specialty, Inc. 401(k) Plan (the “Plan”) is a defined contribution plan, which covers substantially all employees of School Specialty, Inc. (the “Company”), and its subsidiaries.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is administered by the Company. CIGNA Bank & Trust Company, FSB (“CIGNA”) was the Trustee of the Plan during the plan year 2003 and through March 31, 2004. Effective April 1, 2004, Prudential Bank & Trust, FSB (“Prudential”) acquired CIGNA, and Prudential became the Trustee of the Plan. Connecticut General Life Insurance Company, an affiliate of Prudential and CIGNA, is the Recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Merger – Effective June 8, 2004, the Califone International, Inc. Savings & Retirement Plan was merged into the Plan. The Califone International, Inc. Savings & Retirement Plan covered substantially all employees of Califone Holding Inc., the parent of Califone International, Inc. (collectively “Califone”), which was purchased by the Company on January 16, 2004. Upon the merger, the assets of the Califone International, Inc. Savings & Retirement Plan totaling $367,880 were transferred into the Plan, and the Califone employees began participating under the provisions of the Plan.

Effective July 1, 2003, the ABC School Supply, Inc. 401(k) Plan was merged into the Plan. The ABC School Supply, Inc. 401(k) Plan covered substantially all employees of ABC School Supply, Inc. and Three Dimension Woodcrafts, Inc., which were purchased by the Company effective August 14, 2002. Upon the merger, the assets of the ABC School Supply, Inc. 401(k) Plan totaling $1,934,247 were transferred into the Plan, and the employees of ABC School Supply, Inc. and Three Dimension Woodcrafts, Inc. began participating under the provisions of the Plan.

Eligibility - An employee becomes eligible to participate in the Plan on the first of the month, following the completion of three months of service, provided the employee is at least twenty-one years of age.

Participant Accounts – Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of the Company’s annual discretionary contribution and Plan investment returns. Allocations are based on participant’s earnings or account balances, as defined in the Plan.

Participant Contributions - Effective May 1, 2003, the Plan was amended to increase the maximum amount participants may contribute to the Plan to 50% of their eligible wages as defined in the Plan up to Internal Revenue Service (“IRS”) limitations. Prior to May 1, 2003, participants were allowed to contribute up to 15% of eligible earnings. In addition, participants achieving age 50 or greater during the plan year may also contribute an additional catch-up contribution as defined in the Plan up to IRS limitations. Upon eligibility, the Company will automatically defer 3% of the employee’s compensation unless otherwise directed by the employee prior to becoming eligible to participate in the Plan. The automatic deferral applies only to eligible employees who are employed to work a minimum of nine months during a plan year.

Employer Contributions - The Company contributes matching contributions on an annual basis. Effective January 1, 2004, the Plan was amended to increase the employer matching contribution percentage to 50% of up to 6% of the participant’s eligible gross annual wages. During 2003, the employer matching contribution percentage was 45% of up to 6% of the participant’s eligible gross annual wages. Additionally, a discretionary contribution may be contributed by the Company to the Plan at the option of the Board of Directors. There were no discretionary contributions in 2004 or 2003.

Rollovers - The Plan allows for rollovers. Rollovers represent amounts transferred by participants from other defined contribution plans.

Vesting - Participants of the Plan with a hire date prior to January 1, 2002, are 100% vested at all times in their account balance. Employer contributions received by employees with a hire date of January 1, 2002, and thereafter, are subject to a three-year cliff vesting schedule. In addition, if a participant is employed by the Company on their normal retirement date, defined by the Plan as age 65, the participant shall become 100% vested in their account balance.

Forfeitures - Forfeitures are used to reduce future employer contributions. During 2004 and 2003, employer contributions were reduced by $98,142 and $97,041, respectively, from forfeited nonvested accounts. At December 31, 2004 and 2003, there were no forfeited amounts that had not been allocated to reduce employer contributions.

Participant Loans - Participants may borrow from their account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to five years, except for loans relating to the purchase of a primary residence. Participant loans are secured by the balance in the participant’s account and bear interest at rates ranging from 4.00% to 11.50% as of December 31, 2004 and 2003, respectively, which are commensurate with local prevailing rates at the time of the loan as determined by the plan administrator. Principal and interest are paid ratably through bi-weekly payroll deductions.

Benefits - Payment of benefits is to be made upon death, hardship, normal retirement or termination of employment based on the value of the participant’s vested account balance. Distributions of vested account balances can be made under a number of optional methods, including lump sum distributions, installment payments, purchase of an annuity contract or direct rollovers to other qualifying accounts.

Investment Options - Upon enrollment in the Plan, participants may direct, in 1% increments, the investment of funds contributed to their account from among a diverse selection of Prudential pooled separate funds, along with a Prudential guaranteed account and Company stock. Participants may change their investment directives daily.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments - The Plan’s investments, other than participant loans, are stated at fair value as determined by available quoted market prices, which represents the net asset value of units and shares held by the Plan at year end. Participant loans are valued at the unpaid principal amount, which approximates fair value. Interest is accrued as earned and dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Risks and Uncertainties - The Plan provides for investments in a guaranteed account, pooled separate accounts, and common stock. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

Refunds Payable - Refunds payable represent amounts owed to participants for excess contributions made to the Plan in the current year, based on the results of discrimination testing.

Administrative Expenses - The Company pays all costs incurred in the administration of the Plan, except for loan and benefit payment processing fees and other miscellaneous charges, which are charged directly to the respective participant accounts.

Payment of Benefits - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.	INVESTMENTS

The fair market value of individual assets that represent 5% or more of the Plan’s net assets as of December 31, 2004 and 2003 are as follows:

	2004	2003
Guaranteed accounts -
Prudential Guaranteed Income Fund*	$13,491,758	$12,200,284

Prudential pooled separate funds:
Lifetime40*	2,898,374	2,373,805
Large Cap Value / John A. Levin & Co. Fund*	5,298,656	4,191,772
S&P 500® Index Fund*	4,076,787	3,106,027
Small Cap Growth / TimesSquare Fund*	3,295,265	3,016,235
Mid Cap Growth / Artisan Partners*	4,588,939	3,719,443
Oppenheimer Global*	3,076,212	—

*	Represents a party-in-interest.

During the years ended December 31, 2004 and 2003, the Plan’s investments, including investments bought, sold and held during that period, appreciated in value as follows:

	2004	2003
Net appreciation in fair market value of investments:
Pooled separate funds	$3,796,859	$6,161,730
Common stock	119,890	313,784

Total net appreciation	$3,916,749	$6,475,514

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan invests in a guaranteed income fund offered by the Trustee. The guaranteed investment contracts in the funds are not considered to be benefit responsive based on the Trustee’s option to defer distributions to participants under certain circumstances. This option was not invoked during 2004 or 2003. As a result, the investment is required to be recorded in the financial statements at fair value. As of December 31, 2004 and 2003, the fair value of the funds approximated contract value as determined by the Trustee. The contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The interest rates on the fund are reset semi-annually. The crediting interest rate at December 31, 2004 and 2003 was 3.05% and 3.00%, respectively. The average yield during 2004 and 2003 was 2.81% and 3.08%, respectively.

5.	PARTY-IN-INTEREST TRANSACTIONS

A substantial portion of the Plan’s assets are invested in funds managed and sold by or affiliated with Prudential Retirement Insurance and Annuity Company, the investment manager of the Plan. The operations of Prudential Retirement Insurance and Annuity Company are conducted principally through Connecticut General Life Insurance Company, the Recordkeeper of the Plan.

As of December 31, 2004 and 2003, the Plan owned 27,348 and 22,379 shares of School Specialty, Inc. Common Stock, respectively.

Purchases and sales of party-in-interest funds and investments in them are not considered prohibited transactions by statutory exemptions under the provisions of ERISA.

6.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 24, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

7.	PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

8.	RECONCILIATION TO FORM 5500

As of December 31, 2004, the Plan had $4,561 of pending distributions to participants who elected to withdraw from the Plan. This amount is recorded as a liability in the Plan’s Form 5500; however, this amount is not recorded as a liability in the statement of net assets available for benefits in accordance with generally accepted accounting principles.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2004	2003
Net assets available for benefits per the financial statement	$55,540,717	$46,280,412
Amounts allocated to withdrawing participants	(4,561)	—

Net assets available for benefits per Form 5500	$55,536,156	$46,280,412

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	For the Years Ended December 31,
	2004	2003
Benefits paid to participants per the financial statements	$4,776,541	$2,930,124
Add: Amounts allocated to withdrawing participants at end of year	4,561	—
Less: Amounts allocated to withdrawing participants from prior year	—	(25,236)

Benefits paid to participants per the Form 5500	$4,781,102	$2,904,888

SCHOOL SPECIALTY, INC.

401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

Description of Investment	Current Value
GUARANTEED ACCOUNTS:
Prudential Guaranteed Income Fund*	$13,491,758

PRUDENTIAL POOLED SEPARATE FUNDS:
Lifetime20*	1,180,462
Lifetime30*	2,181,643
Lifetime40*	2,898,374
Lifetime50*	1,776,062
Lifetime60*	534,348
Janus Adviser Balanced Account*	2,084,316
Growth & Income / Multi-Manager Fund*	1,384,173
Large Cap Growth/Goldman Sachs Fund*	2,094,635
Large Cap Value / John A. Levin & Co. Fund*	5,298,656
S&P 500® Index Fund*	4,076,787
Mid Cap Growth / Artisan Partners*	4,588,939
Mid Cap Value Fund (sub-advised by Wellington Management)*	1,160,071
Small Cap Growth / TimesSquare Fund*	3,295,265
Small Cap Value / TCW Fund*	1,498,193
International Blend / Bank of Ireland Fund*	962,983
Oppenheimer Global*	3,076,212

OTHER ASSETS:
School Specialty, Inc. Common Stock*	1,054,555
Participant loans - Due January 2005 through December 2024; interest ranging from 4.00% to 11.50%*	857,196

ASSETS (HELD AT END OF YEAR)	$53,494,628

*	Represents a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the School Specialty, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHOOL SPECIALTY, INC.
401(k) PLAN

Date: June 29, 2005	/s/ James Buhl
James Buhl, School Specialty, Inc.
Vice President of Human Resources
Plan Administrator

Date: June 29, 2005	/s/ Mary M. Kabacinski
Mary M. Kabacinski, School Specialty, Inc.
Executive Vice President and
Chief Financial Officer
Administrative Committee member

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm